EXHIBIT 99.1

Unaudited Interim Consolidated Financial Statements

(Expressed in U.S. dollars)

MASONITE INTERNATIONAL INC.

For the Three Month Periods Ended March 31, 2007 and March 31, 2006

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars)

For the Three Month Periods Ended March 31, 2007 and March 31, 2006

	January 1, 2007 —March 31, 2007	January 1, 2006 —March 31, 2006 (Restated—note 2)

Sales	$569,371	$599,571
Cost of sales	442,414	481,860
	126,957	117,711

Selling, general and administration expenses (note 17)	53,413	55,669
Depreciation	22,656	21,337
Amortization of intangible assets	8,895	8,868
Interest	44,820	44,783
Other expense, net (note 13)	1,843	2,065

Loss before income taxes and non-controlling interest	(4,670)	(15,011)

Income taxes (note 14)	(2,767)	(6,108)
Non-controlling interest	1,125	1,829

Net loss	$(3,028)	$(10,732)

Basis of presentation (note 1)

See accompanying notes to unaudited consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. dollars)

As at March 31, 2007 and December 31, 2006

	March 31, 2007	December 31, 2006 (Restated—note 1)

Assets

Current assets:
Cash and cash equivalents	$43,182	$47,423
Accounts receivable (note 3)	276,573	247,670
Inventories (note 4)	335,760	351,538
Prepaid expenses	22,892	19,131
Current future income taxes	45,686	38,885
	724,093	704,647

Property, plant and equipment	860,878	873,576
Goodwill	969,540	969,480
Intangible assets	500,096	508,968
Other assets (note 5)	33,430	89,334
Long-term future income taxes	18,139	18,507
	$3,106,176	$3,164,512
Liabilities and Shareholder's Equity

Current liabilities:
Bank indebtedness (note 6)	$37,895	$60,393
Accounts payable and accrued expenses (note 8)	366,704	343,682
Income taxes payable	28,026	26,909
Current future income taxes	1,473	1,629
Current portion of long-term debt (note 7)	31,064	32,221
	465,162	464,834

Long-term debt (note 7)	1,851,724	1,923,558
Long-term future income taxes	217,805	214,185
Other long-term liabilities (note 9)	40,819	41,081
	2,575,510	2,643,658

Non-controlling interest	38,081	36,841

Shareholder's equity (note 10):
Share capital	567,177	567,177
Common shares, unlimited shares authorized, 113,435,362 shares issued and outstanding at March 31, 2007 and December 31, 2006
Contributed surplus	5,768	4,987
Deficit	(107,162)	(104,134)
Accumulated other comprehensive income	26,802	15,983
	492,585	484,013

	$3,106,176	$3,164,512

Commitments and contingencies (note 12)

Related party transactions (notes 5 and 17)

Basis of presentation (note 1)

See accompanying notes to unaudited consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Changes in Shareholder’s Equity

(In thousands of U.S. dollars)

For the Three Month Periods Ended March 31, 2007 and March 31, 2006

					Accumulated
					Other
			Contributed		Comprehensive
	Common Shares		Surplus	Deficit	Income	Total
	Number	Value

Balance, January 1, 2007	113,435,362	$567,177	$4,987	$(104,134)	$15,983	$484,013
New accounting standard (note 1)	—	—	—	—	13,315	13,315
	113,435,362	567,177	4,987	(104,134)	29,298	497,328
Net loss	—	—	—	(3,028)	—	(3,028)
Other comprehensive income (loss), net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	1,006	1,006
Change in fair value of cash flow hedges	—	—	—	—	(3,502)	(3,502)
Comprehensive loss						(5,524)
Share based awards	—	—	781	—	—	781
Balance, March 31, 2007	113,435,362	$567,177	$5,768	$(107,162)	$26,802	$492,585

Balance, January 1, 2006 (Restated—notes 1 and 2)	113,435,362	$567,177	$2,956	$(69,800)	$(7,984)	$492,349
Net loss	—	—	—	(10,732)	—	(10,732)
Other comprehensive loss, net of tax:
Foreign exchange loss on self-sustaining operations	—	—	—	—	(245)	(245)
Comprehensive loss						(10,977)
Share based awards	—	—	968	—	—	968
Balance, March 31, 2006	113,435,362	$567,177	$3,924	$(80,532)	$(8,229)	$482,340

Basis of presentation (note 1)

See accompanying notes to unaudited consolidated financial statements.

MASONITE INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

For the Three Month Periods Ended March 31, 2007 and March 31, 2006

	January 1, 2007 —March 31, 2007	January 1, 2006 —March 31, 2006 (Restated—note 2)
Cash provided by (used in):
Operating activities:
Net loss	$(3,028)	$(10,732)
Items not involving cash:
Depreciation	22,656	21,337
Amortization of intangible assets	8,895	8,868
Non-cash interest expense	2,514	2,004
Loss on sale of property, plant and equipment	722	313
Share based awards	784	968
Future income taxes	(5,530)	(6,968)
Pension and post-retirement expense and funding, net	275	157
Unrealized foreign exchange on long-term liabilities	191	—
Non-controlling interest	1,125	1,829
Change in non-cash operating working capital:
Accounts receivable	(28,903)	(29,417)
Inventories	15,778	7,645
Income taxes payable	1,243	(1,170)
Prepaid expenses	(3,761)	(1,274)
Accounts payable and accrued expenses	22,249	5,610
	35,210	(830)
Financing activities
Change in bank indebtedness	(22,498)	12,991
Proceeds from issuance of long-term debt	—	473
Repayment of long-term debt	(4,235)	(8,176)
Change in other long-term liabilities	—	359
	(26,733)	5,647
Investing activities
Proceeds from sale of property, plant and equipment	85	4,070
Additions to property, plant and equipment	(8,899)	(11,309)
Other investing activities	(3,047)	(3,030)
	(11,861)	(10,269)
Net foreign currency translation adjustment	(857)	(3,349)

Decrease in cash and cash equivalents	(4,241)	(8,801)
Cash and cash equivalents, beginning of period	47,423	47,459
Cash and cash equivalents, end of period	$43,182	$38,658

Basis of presentation (note 1)

Supplemental cash flow information (note 15)

See accompanying notes to unaudited consolidated financial statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These unaudited interim consolidated financial statements include the accounts of Masonite International Inc. (the “Company” or “Masonite”) for the three month periods ended March 31, 2007 and March 31, 2006.

On April 6, 2005, pursuant to a combination agreement (the “Transaction”), Stile Acquisition Corp. (“Stile”), a 100% owned subsidiary of Masonite and an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), acquired all of the outstanding common shares of Masonite International Corporation (the “Predecessor”).  Immediately thereafter, Stile U.S. Acquisition Corp. (“Stile U.S.”), a 100% owned subsidiary of Masonite, purchased the shares of Masonite Holdings Inc., the holding company of the U.S. operations of the Predecessor, from Stile.

These unaudited interim consolidated financial statements do not include all of the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2006.  In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments which are necessary for a fair presentation of the operating results and financial condition of the Company for such periods and as of such dates.  These unaudited interim consolidated financial statements are prepared using the same accounting policies and methods of application as the annual audited consolidated financial statements except as described below in Recently Adopted Accounting Standards.   Operating results for the interim periods included herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

The Company’s fiscal year is the 52 or 53-week period ending on the Sunday closest to December 31.  In a 52 week year, each fiscal quarter consists of 13 weeks.  The three month periods ended March 31, 2007 and March 31, 2006 consist of 13 weeks.  For presentation purposes, the financial statements and notes refer to March 31 as the Company’s quarter-end.

Principles of Consolidation

The unaudited interim financial statements include the accounts of the Company and its subsidiaries, the accounts of any variable interest entities for which the Company is the primary beneficiary and its proportionate share of assets, liabilities, revenues and expenses from joint ventures.  Intercompany accounts and transactions have been eliminated on consolidation.  The results of subsidiaries acquired during the periods presented are consolidated from their respective dates of acquisition using the purchase method.  Joint ventures are proportionately consolidated from the date of formation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates include the valuation of the allowance for doubtful accounts, the net realizable value of inventories, the determination of the fair value of derivative instruments, the determination of obligations under employee future benefit plans, the determination of share based awards, the valuation of acquired assets, the determination of the fair value of financial instruments, the fair value of goodwill and the useful lives of long-lived assets, as well as determination of impairment thereon, and the recoverability of future income tax assets.  Actual results could differ from those estimates.

Recently Adopted Accounting Standards:

On January 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1530, “Comprehensive Income” (“CICA 1530”); Section 3855, “Financial Instruments — Recognition and Measurement” (“CICA 3855”); Section 3861, “Financial Instruments — Disclosure and Presentation” (“CICA 3861”); Section 3865, “Hedges” (“CICA 3865”); and Section 3251, “Equity” (“CICA 3251”).  These sections became effective on January 1, 2007, and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.   These standards were adopted retroactively without restating prior periods, except for the presentation of translation gains or losses on self-sustaining operations.

CICA 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income is defined by revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income, in conformity with the generally accepted accounting principles.  As a result of adopting CICA 1530 as of January 1, 2007, the Company reclassified the balance in the cumulative translation adjustment presented on the consolidated balance sheet of $15,983 at December 31, 2006 to accumulated other comprehensive income, which is presented as a new category of shareholder’s equity on the consolidated balance sheet.

CICA 3855 requires that all financial assets be classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale categories.  Also, all financial liabilities must be classified as held for trading or other financial liabilities upon initial recognition.  All financial instruments, other than those that are held-to-maturity, are recorded on the consolidated balance sheet at fair value.  After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which should be measured at amortized cost using the effective interest rate method.  The effective interest related to financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading is included in net income as a component of interest expense for the period in which it arises.  If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income as a component of interest expense.  In addition, it is the Company’s policy that transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instrument, and amortized using the effective interest method as a component of interest expense.  As a result of adopting CICA 3855 at January 1, 2007, the Company reclassified $71,282 of unamortized financing costs, which were previously recorded in other assets, to long-term debt. All financial instruments held by the Company are classified as held-to-maturity.

CICA 3865 replaces Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures.  The Company’s derivative financial instruments, which consist of interest rate swap agreements that have been designated as cash flow hedges, have been reported at fair value as a result of the implementation of CICA 3855 and 3865.  The unrealized gains and losses that arise as a result of re-

measuring the swap agreements at their fair value at the end of each period are recognized, net of income taxes, in other comprehensive income in the period.  As a result of adopting CICA 3855 and 3865 at January 1, 2007, the Company recognized an asset of $13,315, net of taxes of $3,339 related to its interest rate swap in accumulated other comprehensive income.  For the three month period ending March 31, 2007, the interest rate swaps designated as cash flow hedges were determined to be effective.

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.  If certain conditions are met, an embedded derivative is separated from the host contract and accounted for as a derivative in the balance sheet, at its fair value.  The Company recognizes embedded derivatives on its consolidated balance sheet, if applicable.  As a result of adopting CICA 3855, the Company conducted a search for embedded derivatives in all contractual agreements dated subsequent to January 1, 2003 and did not identify any embedded features that required separate presentation from the related host contract.

The adoption of CICA 3251 did not have an impact on the Company’s unaudited interim consolidated financial statements.

The following table shows the impact on the December 31, 2006 balances of adopting CICA 1530, 3855, 3865 and 3251 on January 1, 2007:

	Balance— December 31, 2006	Adoption of Financial Instruments	Balance— January 1, 2007
Other assets	$89,334	$(54,628)	$31,367
Long-term debt	1,955,779	(71,282)	1,884,497
Long-term future income taxes	214,185	3,339	217,524
Cumulative translation adjustment	15,983	(15,983)	—
Accumulated other comprehensive income	—	29,298	29,298

NOTE 2:  RESTATEMENTS

The Company determined that it had incorrectly recorded a full valuation allowance against certain non-capital loss carryforwards at March 31, 2006 when there were existing future reversals of taxable temporary differences related to unrealized foreign exchange gains and certain intangible assets.  In order to correct this error, the Company reduced each of the long-term future income tax liability and future income tax expense as at and for the three month period ended March 31, 2006 by $7,800.

The Company also reclassified the charges incurred in the three month period ended March 31, 2006 of $1,964 relating to the sale of trade receivables from interest expense to selling, general and administration expenses.

As a result of these restatements, the following balances changed:

	As Previously Reported	Restatement	As Restated
Unaudited Consolidated Statement of Operations January 1, 2006 — March 31, 2006
Selling, general and administration expense	$53,705	$1,964	$55,669
Interest	46,747	(1,964)	44,783
Income taxes	1,692	(7,800)	(6,108)
Net loss	(18,532)	7,800	(10,732)

Unaudited Consolidated Statement of Cash Flows
January 1, 2006 —March 31, 2006
Net loss	(18,532)	7,800	(10,732)
Future income taxes	832	(7,800)	(6,968)

NOTE 3: ACCOUNTS RECEIVABLE

The Company has an agreement (the “Facilities Agreement”) to sell up to $135,000 of non-interest bearing trade accounts receivable.  The charges incurred under the Facilities Agreement are calculated based on the receivables sold and the prevailing LIBOR interest rate plus a spread of 1.25% at March 31, 2007 (December 31, 2006 – 1.25%).  Information regarding balances sold and charges incurred on the Facilities Agreement is included in the table below.

The Company also has an additional agreement (the “Acquired Facilities Agreement”) to sell receivables of a specific customer.  The charges incurred under the Acquired Facilities Agreement are calculated based on the receivables sold and the prevailing LIBOR interest rate plus a spread of 1.75% at March 31, 2006 (December 31, 2006 – 1.75%).  In March of 2007, further sales under the Acquired Facilities Agreement were terminated and were transitioned to the Facilities Agreement.  Information regarding the balances sold and charges incurred on the Acquired Facilities Agreement is included in the following table:

	March 31, 2007	December 31, 2006
Receivables sold at period end:
Facilities Agreement	$93,458	$88,063
Acquired Facilities Agreement	15,494	24,841
	$108,952	$112,904

	January 1, 2007 — March 31, 2007	January 1, 2006 — March 31, 2006
Charges incurred in the period
Facilities Agreement	$1,370	$1,607
Acquired Facilities Agreement	278	357
	$1,648	$1,964

NOTE 4:  INVENTORIES

	March 31, 2007	December 31, 2006
Raw materials	$212,793	$222,364
Finished goods	122,967	129,174
	$335,760	$351,538

NOTE 5:  OTHER ASSETS

	March 31, 2007	December 31, 2006
Deferred financing fees, less accumulated amortization of nil (December 31, 2006 - $25,043)	$—	$71,282
Interest rate swaps	12,265	—
Receivable from parent	16,498	13,408
Long-term receivables and other	4,667	4,644
	$33,430	$89,334

The interest rate swap of $12,265 is measured at its fair value, based on a mark-to-market valuation received from the counterparty at period end.

Included in long-term receivables and other at March 31, 2007 is $3,894 (December 31, 2006 - $3,894) in receivables due over the next five years pursuant to a royalty agreement. The $16,498 (December 31, 2006 - $13,408) due from Masonite Holding Corporation (“Holdings”), the Company’s parent, represents share purchase and redemption transactions of the Parent’s shares that were funded by a subsidiary of the Company.  The amount receivable from Holdings is non-interest bearing, unsecured, and has no set terms of repayment.

NOTE 6:  BANK INDEBTEDNESS

	March 31, 2007	December 31, 2006
Revolving credit facility	$24,000	$43,000
Other borrowings and overdrafts	13,895	17,393
	$37,895	$60,393

The Company has a $350,000 revolving credit facility as part of its banking arrangements.  Interest on the revolving credit facility is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%, and is secured by fixed and floating charges over substantially all of Masonite’s assets.  As of March 31, 2007, the revolving credit facility interest rate was LIBOR plus 2.50% (December 31, 2006 — LIBOR plus 2.50%).

The revolving credit facility also provides for payment to the lenders of a commitment fee on the average daily undrawn commitments at a rate ranging from 0.375% to 0.5% per annum, a fronting fee of 0.125%, and a letter of credit fee ranging from 1.75% to 2.5% (less the 0.125% fronting fee).

Interest on the revolving credit facility for the period ended March 31, 2007 was $900 (period ended March 31, 2006 - $2,091).

NOTE 7: LONG-TERM DEBT

	March 31, 2007	December 31, 2006
Senior Secured Credit Facilities, bearing interest at LIBOR plus 2.00% due April 6, 2013, net of deferred financing fees of $33,608 (2006 — nil)	$1,117,892	$1,154,438
Senior Subordinated Notes, bearing interest at 11%, due October 6, 2015, net of deferred financing fees of $34,672 (2006 — nil)	714,684	747,231
Senior Subordinated Term Loan, bearing interest at 11%, due October 6, 2015, net of deferred financing fees of $476 (2006 — nil)	20,024	22,625
Bank term loan bearing interest at LIBOR plus 1.50%, due November 27, 2009	9,760	10,700
Bank term loan bearing interest at LIBOR plus 0.49% (2005 — 1.40%) due July 16, 2007	7,500	7,500
Bank term loan bearing interest at LIBOR plus 0.49% (2005 —0.49%) due January 4, 2008	7,500	7,500
Other loans, at various interest dates and maturities	5,428	5,785
	1,882,788	1,955,779
Less current portion	31,064	32,221
	$1,851,724	$1,923,558

The aggregate amount of principal repayments in the twelve month periods ending March 31 in each of the next five years and thereafter, net of deferred financing fees, is as follows:

2008	$31,064
2009	16,910
2010	16,246
2011	12,631
2012	11,836
Thereafter	1,862,857
$1,951,544

The Company’s senior secured credit facilities include an eight year $1,175,000 term loan that bears interest at LIBOR plus 2.00% and amortizes at 1% per year.  This facility requires the Company to meet a minimum interest coverage ratio starting at 1.5 times and increasing over time to 2.2 times adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement (“Adjusted EBITDA”), and a maximum leverage ratio, which is defined generally as total indebtedness including outstanding letters of credit less cash on hand, starting at 7.9 times, and decreasing over time to 4.75 times, Adjusted EBITDA.

At March 31, 2007, the Company was required to have met a minimum interest coverage ratio of 1.6 times Adjusted EBITDA, and a maximum leverage ratio of 7.4 times Adjusted EBITDA.  In addition, the senior secured credit facilities limit, among other things, the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and other encumbrances, additional payments based on excess cash flows, and other matters customarily restricted in such agreements.  This facility also contains certain customary events of default, subject to grace periods, as appropriate.  The senior secured credit facilities are secured by a fixed and floating charge over the assets of the Company and the guarantor subsidiaries, as defined in the credit agreement.  At March 31, 2007 and 2006, the Company was in compliance with both of these ratios.

The Company also had a senior subordinated bridge loan agreement for a $770,000 senior subordinated loan.  The senior subordinated loan initially carried an interest rate of LIBOR plus 6.00% and increased over time to a maximum interest rate of 11% per annum, which was reached during the second quarter of 2006.  At the option of the lenders, all or a portion of the senior subordinated loan can be converted on or after October 6, 2006 to senior subordinated notes due 2015, which will bear interest at the rate applicable to the senior subordinated loan immediately prior to conversion and will be subject to registration rights.  On October 6, 2006, the $770,000 senior subordinated bridge loan automatically converted into a $770,000 senior subordinated term loan, bearing interest at 11%.  Upon notice of conversion by the holders of the senior subordinated term loan, $749,356 of the senior subordinated term loan converted to senior subordinated notes due 2015, which bear interest at 11% and are subject to registration rights.  On May 18, 2007, the Company’s Registration Statement was declared effective by the Securities and Exchange Commission (“SEC”). Subsequent to March 31, 2007, the remaining senior subordinated term loan holders elected to convert their holdings into senior subordinated notes.

The Company did not consummate a registered exchange offer for the notes by April 4, 2007 and thus pursuant to the Exchange and Registration Rights Agreement relating to the senior subordinated notes due 2015, additional interest began to accrue as of April 5, 2007 in an amount equal to $0.05 per week per $1,000 principal amount of outstanding notes for a period of 90 days.  The amount of additional interest shall increase by an additional $0.05 per week per $1,000 principal amount of outstanding notes with respect to each 90-day period for which the exchange offer is not consummated, provided that the additional interest in the aggregate shall not exceed $0.20 per week per $1,000 principal amount of outstanding notes.  The Company may elect to pay such additional interest through the issuance of additional notes, as provided in the indentures relating to the notes.  Additional interest will continue to accrue at $0.20 per week per $1,000 principal amount without a maximum until the exchange offer is consummated.

At March 31, 2007, the Company recorded a liability of $346 in respect of the anticipated additional interest until the exchange offer is consummated in June 2007.

The Company’s weighted average interest rate at March 31, 2007 was 8.1% (December 31, 2006 — 8.1%).

Interest on long-term debt for the period ended March 31, 2007 was $40,336 (period ended March 31, 2006 — $39,247).

On April 26, 2005, Masonite entered into interest rate swap agreements to convert $1,150,000 of floating rate debt into fixed rate debt.  At March 31, 2007, a total of $1,050,000 of floating rate debt has been converted into fixed rate debt, after $100,000 amortized in April 2006, at an interest rate of 4.22% plus a credit spread of 2.00%.  These swaps amortize over a five year period and mature in 2010.  At March 31, 2007, the fair value of these agreements represented an asset of $12,265, and is included in other assets (note 5).    Pursuant to CICA 3865, the Company has established a hedging relationship with formal documentation between the interest rate swap and the long-term debt.

NOTE 8:  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	March 31, 2007	December 31, 2006
Trade payables	$166,811	$153,045
Interest	56,053	35,887
Payroll and related remittances	46,348	42,487
Customer incentives	27,432	40,516
Restructuring and severance	7,306	7,783
Other	62,754	63,964
	$366,704	$343,682

NOTE 9:  OTHER LONG-TERM LIABILITIES

	March 31, 2007	December 31, 2006
U.S. defined benefit plan	$12,461	$12,224
Advances from minority interest shareholders	11,622	11,443
United Kingdom defined benefit plan	8,704	8,670
Severances payable	3,148	3,925
Notes payable issued in a business combination	1,276	1,273
Other post employment benefits	3,608	3,546
	$40,819	$41,081

NOTE 10:  SHAREHOLDER’S EQUITY

(a)  Share capital:

Masonite is authorized to issue an unlimited number of common shares.

	March 31, 2007	December 31, 2006
Number of common shares outstanding	113,435,362	113,435,362
Share capital	$567,177	$567,177

Masonite is a wholly owned subsidiary of Holdings.  As at March 31, 2007, management owns a 5.0% interest in Holdings (December 31, 2006 — 5.8%).  Holdings provides a stock option plan to allow management and key employees of Masonite to purchase shares of Holdings.

Information with respect to Masonite’s participation in Holdings’ stock option plan is included below.

Options to acquire shares of Holdings have a 10 year term and an exercise price of $5.00.  The vesting period of the options varies with the type of option granted.

Of the total options granted in 2006 (the “2006 Options”), 1,275,000 vest equally over a 5 year period with the passage of time, and 1,275,000 options vest based on pre-established performance criteria set for each period in a 5 year period.  If the performance criteria for a fiscal period are met, those options will vest accordingly.  Also included as part of the performance based options criteria are cumulative targets.  If the cumulative targets at the end of a subsequent fiscal period are met, options in that period, as well as previously unvested options in periods where the performance criteria were not met, become vested.   In addition to the options granted above, 300,000 additional options vested immediately.  None of the 2006 Options have been exercised or cancelled.

Of the total options granted in 2005 (the “2005 Options”), 11,745,390 vest equally over a 5 year period with the passage of time, and 11,745,389 options vest based on pre-established performance criteria set for each period in a 5 year period.  If the performance criteria for a fiscal period are met, those options will vest accordingly.  Also included as part of the performance based options criteria are cumulative targets.  If the cumulative targets at the end of a subsequent fiscal period are met, options in that period, as well as previously unvested options in periods where the performance criteria were not met, become vested.   In addition, 1,015,000 options were granted that will vest only if specific cumulative performance targets are met at the end of a 5 year period.  Since the grant date of the 2005 Options, 6,354,765 time based, 6,354,766 performance based and 615,000 cumulative performance based options have been cancelled.

January 1, 2007 — March 31, 2007	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting
Number of options outstanding, beginning of period	7,200,625	7,856,625	400,000	300,000
Number of options granted	—	—	—	—
Number of options exercised	—	—	—	—
Number of options cancelled	(535,000)	(1,191,000)	—	—
Number of options outstanding, end of period	6,665,625	6,665,625	400,000	300,000

January 1, 2006 — March 31, 2006	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting
Number of options outstanding, beginning of period	9,114,140	9,114,139	640,000	—
Number of options granted	—	—	—	—
Number of options exercised	—	—	—	—
Number of options cancelled	(689,141)	(689,141)	—	—
Number of options outstanding, end of period	8,424,999	8,424,998	640,000	—

January 1, 2007 — March 31, 2007	Total Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	15,757,250	$5.00
Options granted	—	—
Options exercised	—	—
Options cancelled	(1,726,000)	5.00
Options outstanding, end of period	14,031,250	$5.00

January 1, 2006 — March 31, 2006	Total Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	18,868,279	$5.00
Options granted	—	—
Options exercised	—	—
Options cancelled	(1,378,282)	5.00
Options outstanding, end of period	17,489,997	$5.00

The weighted average fair value at the grant date for the time based, performance based and immediate vesting 2006 Options issued by Holdings was $2.03.  The weighted average fair value at the grant date for the 2005 Options issued by Holdings was $1.09.

Information regarding the number of options outstanding by type, the average remaining contractual life, and the number of options exercisable is as follows:

March 31, 2007	Options Outstanding		Options Exercisable
	Number Outstanding	Average Remaining Contractual Life (years)	Number Exercisable
Time based	6,665,625	8.33	1,138,125
Performance based	6,665,625	8.33	—
Cumulative performance	400,000	8.02	—
Immediate vesting	300,000	9.61	300,000
	14,031,250		1,438,125

Although 1,138,125 time-based and 300,000 immediate vesting options have vested and are exercisable, the Option Agreement restricts option holders from exercising, selling or transferring their options until December 31, 2009 unless certain conditions occur.

The Company has determined that the total stock-based awards expense for awards granted to employees, using the minimum value method for the 2005 Options and the Black-Scholes method for the 2006 Options, was $784 in the three month period ended March 31, 2007 (March 31, 2006 - $968).  The determination of total stock-based awards was adjusted for options that have been cancelled and or are not expected to vest.  The assumptions used in the determination of the fair value of stock options are as follows:

	2006 Options	2005 Options
Risk-free rate	4.7%	4.1%
Expected dividend yield	0%	0%
Expected volatility of the market price of the Company’s shares	32%	0%
Expected option life (in years)	6	6

(b)  Accumulated other comprehensive income

As a result of adopting CICA 1530, the statement of accumulated other comprehensive income is as follows:

	March 31, 2007	December 31, 2006
Opening balance of cumulative translation adjustment account	$15,983	$—
Adoption of CICA 1530	—	15,983

Foreign exchange gain on self-sustaining operations	1,006	—
Closing balance	16,989	15,983

Opening balance of net gain (loss) on cash flow hedges	—	—

Adoption of new accounting standards (note 1), net of tax of $3,339	13,315	—
Change in fair value of cash flow hedges, net of tax of $887	(3,502)	—
Closing balance	9,813	—

Accumulated other comprehensive income	$26,802	$15,983

NOTE 11: EMPLOYEE FUTURE BENEFITS

(a)  U.S. defined benefit plan:

The Predecessor had a defined benefit plan covering approximately 2,000 employees in the United States.  Benefits under the plan were largely curtailed in 2003, and are a function of compensation levels, benefit formulas and years of service.  The Company accrues the expected costs of providing plan benefits during the periods in which the employees render service.  The measurement date used for the accounting valuation for the defined benefit plan was December 31, 2006, while the most recent actuarial valuation was updated to January 1, 2006.  Information about the defined benefit plan for the three month periods ended March 31, 2007 and March 31, 2006 is as follows:

	January 1, 2007 — March 31, 2007	January 1, 2006 — March 31, 2006
Pension expense
Current service cost	$288	$277
Interest cost	1,111	1,057
Expected return on plan assets	(1,162)	(1,135)
Net pension expense	$237	$199

(b)  United Kingdom defined benefit plan:

The Company also has a defined benefit plan in the United Kingdom, which has been curtailed in prior years.  Total pension expense in the three month period ended March 31, 2007 was $43 (March 31, 2006 - $43).

(c)  U.S. post-retirement benefit plan:

The Predecessor maintained a contributory retiree medical plan and a limited non-contributory life insurance benefit covering approximately 350 employees in the United States.  Total post-retirement expense in the three month period ended March 31, 2007 was $40 (March 31, 2006 - $53).

NOTE 12: COMMITMENTS AND CONTINGENCIES

Masonite has entered into forward foreign currency contracts to hedge foreign currency risk.  At March 31, 2007, unrealized gains totalled $393 (December 31, 2006 - $14) and unrealized losses totalled nil (December 31, 2006 - $56). The Company had the following outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies at March 31, 2007:

Year of Maturity	Currency Sold	Amount Sold	Currency Purchased	Weighted Average Rate
2007	GBP	6,000	EUR	1.5101
2007	USD	2,770	ZAR	7.4441
2007	USD	2,392	CAD	1.1708
2007	ZAR	8,084	EUR	0.1041
2007	USD	700	EUR	0.7711
2007	GBP	1,000	USD	1.9660

For lease agreements that provide for escalating rent payments or rent-free occupancy periods, the Company recognizes rent expense on a straight line basis over the non-cancellable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured.  The lease term commences on the date when all conditions precedent to the Company’s obligation to pay rent are satisfied.  The leases generally contain provisions for 1 to 3 renewal options of 5 years each.  Future minimum payments, in the twelve month periods ending March 31, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following:

2008	$23,509
2009	17,132
2010	13,120
2011	11,022
2012	8,861
Thereafter	25,233
$98,877

Masonite has provided standard indemnifications to its landlords under certain property lease agreements for claims by third parties in connection with its use of the premises.  The maximum amount of these indemnifications cannot be reasonably estimated due to their nature.  Historically, neither the Company nor the Predecessor made any significant payments relating to such indemnifications.

In addition to the above indemnifications, Masonite has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined.  These may include indemnifications against adverse effects to changes in tax laws and patent infringements by third parties.  The maximum amounts from these indemnifications cannot be reasonably estimated.  In some cases, Masonite has recourse against other parties to mitigate its risk of loss from these indemnifications.  Historically, the Predecessor did not make significant payments relating to these types of indemnifications.

The Company is involved in various claims and legal actions.  In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

NOTE 13: OTHER EXPENSE, NET

	January 1, 2007 — March 31, 2007	January 1, 2006 — March 31, 2006

Restructuring and severance (a)	$930	$1,581
Loss on disposal of property, plant and equipment (b)	722	313
Other (c)	191	171
	$1,843	$2,065

(a)             Restructuring and severance expenses:

The restructuring and severance expense for the three month period ended March 31, 2007 relates to the closure of three manufacturing facilities in the United States as a result of a customer transferring sales from the Company to a competitor.  The shutdown of these facilities is expected to be completed in the third quarter of 2007.  These closures were announced in the first quarter. Also included are severance benefits for certain former senior executives of the Company.

The following table details the activity in the accrued restructuring liability for the three month period ended March 31, 2007:

	Provision December 31, 2006	Provision	Payments	Provision March 31, 2007
Reduction in staff levels	$4,899	$71	$1,323	$3,647
Executive and management compensation	6,679	556	994	6,241
Frederick, Maryland; Toledo, Ohio and Logan Township, New Jersey plant closures	—	489	24	465
Woodbridge, Ontario plant closure	130	—	29	101
	$11,708	$1,116	$2,370	$10,454

Included in the provision column in the table above is $186 in charges related to the accretion of previously discounted severance liability.  The current portion of the accrued restructuring liability is included in accounts payable and accrued expenses on the balance sheet, with the long-term portion recorded in other long-term liabilities.

(b)            Loss on disposal of property, plant and equipment:

For the three month period ended March 31, 2007, the Company disposed of idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $85. The disposal of these assets resulted in a net loss of $722, which is included in other expense, net.

For the three month period ended March 31, 2006, the Company disposed of idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $4,070.  The disposal of these assets resulted in a net loss of $313, which is included in other expense, net.

(c)             Other:

These costs are primarily related to the translation gains or losses on long-term debt denominated in currencies other than the United States dollar.

NOTE 14: INCOME TAXES

	January 1, 2007 — March 31, 2007	January 1, 2006 — March 31, 2006
Current	$2,763	$860
Future	(5,530)	(6,968)
	$(2,767)	$(6,108)

The Company currently has future tax assets in certain jurisdictions resulting from net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. The Company has determined that a valuation allowance of $41,536 is required in respect of its future income tax assets as at March 31, 2007 (December 31, 2006 - $37,113). The Company has provided valuation allowances for future tax benefits resulting from net operating loss carry forwards and other carry forward attributes arising in Canada, the U.S., and certain countries in South America, Eastern Europe and Asia. The Company expects to record valuation allowances on future tax assets arising in these jurisdictions until a sustained level of taxable income is reached.

NOTE 15:  SUPPLEMENTAL CASH FLOW INFORMATION

	January 1, 2007 — March 31, 2007	January 1, 2006 — March 31, 2006
Transactions involving cash:
Interest paid, net of interest received	$22,141	$43,139
Income taxes paid	1,772	2,088
Income tax refunds	961	830

NOTE 16: SEGMENTED INFORMATION

The Company manages its operations on a geographic basis and determines its operating segments accordingly.  The Company’s debt facilities contain certain covenants which are calculated using an adjusted earnings measure defined as earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) as defined in the credit agreement.  The performance measurement of each of the geographic segment is evaluated and monitored on the basis of sales and Adjusted EBITDA. Defined adjustments (as defined in the Senior Secured Credit Facilities Agreement), as shown on the following table, include (but are not limited to) items such as extraordinary gains or losses and unusual or non-recurring charges, non-cash charges related to stock-based awards, gains or losses on asset sales, disposals or abandonments, restructuring charges, management fees paid to KKR, impairment charges on intangible assets, and all taxes upon capital and/or assets that are not in the nature of income taxes.

Intersegment transfers are negotiated as if the transactions were to third parties, at market prices. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain information with respect to geographic segments is as follows:

	January 1, 2007 —March 31, 2007	January 1, 2006 —March 31, 2006 (Restated—Note 2)
Geographic segment data
Sales:
North America	$411,840	$467,411
Europe and Other	170,570	151,506
Intersegment	(13,039)	(19,346)
	569,371	599,571
Adjusted EBITDA:
North America	54,324	45,927
Europe and Other	23,101	22,404
	77,425	68,331
Defined adjustments:
Receivables transaction charges	1,648	1,964
Stock based awards	784	968
Franchise and capital taxes	653	706
Foreign exchange gains	(679)	(547)
Sponsor fees	1,200	1,152
Facility closures and realignments		1,889
Pension and post-retirement expense and funding, net	275	157
	3,881	6,289
Depreciation	22,656	21,337
Amortization of intangible assets	8,895	8,868
Interest	44,820	44,783
Other expense, net	1,843	2,065
Income taxes	(2,767)	(6,108)
Non-controlling interest	1,125	1,829
	80,453	79,063
Net loss	$(3,028)	$(10,732)

	March 31, 2007	December 31, 2006
Identifiable assets:
North America	$2,412,199	$2,428,236
Europe and Other	583,906	571,850
Corporate assets, including cash	110,071	164,426
	$3,106,176	$3,164,512

The Company derives revenue from two major product lines, interior and exterior products as follows:

	January 1, 2007 —March 31, 2007	January 1, 2006 —March 31, 2006
Sales:
Interior products	$400,783	$403,661
Exterior products	168,588	195,910
	$569,371	$599,571

The Company does not review or analyze its two major product lines below net sales.

Information about geographic areas, exceeding 5% of consolidated net sales, is as follows:

	January 1, 2007 —March 31, 2007	January 1, 2006 —March 31, 2006
Sales to all external customers from facilities in:
Canada	$76,987	$88,964
United States	312,753	363,452
United Kingdom	55,665	43,161
France	45,297	39,510

Additional segmented information regarding long-lived assets, exceeding 5% of consolidated property, plant and equipment, and goodwill, is as follows:

	March 31, 2007	December 31, 2006
Property, plant and equipment:
Canada	$106,445	$108,045
United States	382,699	387,683
Other	10,932	12,467
North America	$500,076	$508,195

Ireland	$129,415	$130,310
United Kingdom	61,844	62,307
Chile	54,010	54,709
Malaysia	44,880	44,736
France	41,925	42,816
Other	28,728	30,503
Europe and Other	360,802	365,381
	$860,878	$873,576

Goodwill:
Canada	$185,201	$185,178
United States	730,612	730,612
North America	915,813	915,790
Europe and Other	53,727	53,690
	$969,540	$969,480

Total sales to one customer within the North American segment for the three month period ending March 31, 2007 was $140,033 (March 31, 2006 - $148,000).   Included in accounts receivable are balances owing from one customer of $17,953 at March 31, 2007 (December 31, 2006 - $12,576).

NOTE 17: RELATED PARTY TRANSACTIONS

The Company has entered into an agreement to pay KKR annual management fees of $2,000 for services provided, which are payable quarterly in advance and subject to a 5% increase each year.  For the three month period ended March 31, 2007, the Company paid KKR fees of $634 (March 31, 2006 - $513) in accordance with the management fee agreement.

In addition, the Company incurred costs of $566 for the three month period ended March 31, 2007 (March 31, 2006 - $639) for fees paid to Capstone Consulting (“Capstone”) for services provided during the Successor Periods, and have engaged Capstone on a per-diem basis for management consulting services.  Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, KKR has provided financing to Capstone.

These costs are reflected as part of selling, general and administration expense on the unaudited interim consolidated financial statements.

NOTE 18: FINANCIAL INSTRUMENTS

(i) Fair value

The Company utilizes certain financial instruments, principally interest rate swap contracts and forward currency exchange contracts to manage the risk associated with fluctuations in interest rates and currency exchange rates.  Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company’s long-term debt, and forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company’s purchases of materials and sale of goods in foreign currencies.

Financial instruments with carrying value different from their fair values include the following:

March 31, 2007	Carrying Value Asset (Liability)	Fair Value Asset (Liability)
Long-term debt	$(1,882,788)	$(1,871,170)

December 31, 2006	Carrying Value Asset (Liability)	Fair Value Asset (Liability)
Long-term debt	$(1,955,779)	$(1,870,139)
Interest rate swaps	2,258	18,912
Forward foreign currency contracts	—	(42)
	$(1,953,521)	$(1,851,269)

The fair value of a financial instrument on initial recognition is normally the transaction price, which is usually the fair value of the consideration given or received.  The fair value of the long-term debt was based on the trading rate at the period end closing date.  The fair value of interest rate swap at December 31, 2006 was based on the mark-to-market price provided by the counterparty.  The fair value of the forward foreign currency contracts were based on the difference between the exchange rate in the contracts entered into, and the forward exchange rate at the valuation date which would be available for a forward contract maturing at the same time.

As at March 31, 2007, the carrying values of cash and cash equivalents, accounts receivable, short-term debt, accounts payable and accrued liabilities approximate fair values due to their immediate or short-terms to maturity.

Due to the use of judgment and uncertainties in the determination of estimated fair values, these values should not be interpreted as being realizable in the immediate term.

(ii) Credit risk

Credit risk arises from the potential default of a customer in meeting its financial obligations to the Company.  The Company had credit evaluation, approval and monitoring processes, including credit insurance, intended to mitigate potential credit risk.  The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management believes will be collected.  The allowance for doubtful accounts as at March 31, 2007 was $4,003 (December 31, 2006 - $3,999).

There is also credit risk related to the interest rate swap asset of $12,265 recorded in other assets.  There is a risk that the counterparty to the swaps will not be able to fulfill its side of the agreement.  The Company monitors the creditworthiness of the counterparty on a quarterly basis to determine whether or not they will be able to fulfill its obligation.  At March 31, 2007, the Company reviewed the creditworthiness of the counterparty, and determined that there was no credit risk on the counterparty fulfilling its obligation under the interest rate swap agreement.

NOTE 19: CONSOLIDATING FINANCIAL INFORMATION

As part of the acquisition of Masonite International Corporation, Masonite (formerly known as Stile Consolidated, “Parent”) through its subsidiaries, Masonite International Corporation (formerly known as Stile Acquisition, “Canadian Issuer”) and Masonite Corporation (formerly known as Masonite US Corporation, formerly known as Stile US Acquisition, “US Issuer”), entered into a Senior Secured Credit Facility agreement and a Senior Subordinated Loan agreement.  The Senior Secured Credit Facility and the Senior Subordinated Loan, which was replaced with the Senior Subordinated Term Loan and subsequently the Senior Subordinated Notes (the “Guaranteed Debt”) are fully and unconditionally guaranteed on a joint and several basis by Masonite and certain of its 100% owned subsidiaries (“Guarantor Subsidiaries”).  The Guaranteed Debt is not guaranteed by the Company’s less than 100% owned subsidiaries and certain other subsidiaries of the Company (collectively the “Non-Guarantor Subsidiaries”).

The consolidating financial information below for the three month periods ended March 31, 2007 and March 31, 2006 is presented consistent with Article 3-10(d) of Regulation S-X.  This consolidating information has been revised to give effect to the items disclosed in Note 2.

The consolidating financial information reflects the investments of the Parent Company in the Issuers, and of the Issuer in their respective Guarantor and Non-Guarantor subsidiaries using the equity method.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Month Periods Ended March 31, 2007 and March 31, 2006

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the three month period ended March 31, 2007

		Canadian		Guarantor	Guarantor		Non- Guarantor
	Parent	Issuer	US Issuer	Subsidiaries	Adjustments	Combined	Subsidiaries	Adjustments	Consolidated
Sales	$—	$109,967	$322,403	$119,278	$(66,780)	$484,868	$107,839	$(23,336)	$569,371
Cost of sales	—	93,745	256,627	99,299	(66,780)	382,891	82,859	(23,336)	442,414
	—	16,222	65,776	19,979	—	101,977	24,980	—	126,957
Selling, general and administration expenses	—	6,256	31,746	4,831	—	42,833	10,580	—	53,413
Depreciation and amortization	—	3,550	17,110	4,737	—	25,397	5,997	157	31,551
Interest	—	21,873	29,498	(196)	—	51,175	(6,355)	—	44,820
Loss (income) from equity investments	3,028	(17,381)	(2,431)	—	5,057	(11,727)	—	11,727	—
Other expense	—	108	1,530	32	—	1,670	173	—	1,843
(Loss) income before income taxes and non-
controlling interest	(3,028)	1,816	(11,677)	10,575	(5,057)	(7,371)	14,585	(11,884)	(4,670)
Income taxes	—	(2,541)	(4,299)	2,497	—	(4,343)	1,767	(191)	(2,767)
Non controlling interest Net (loss) income	—	—	—	—	—	—	—	1,125	1,125
	$(3,028)	$4,357	$(7,378)	$8,078	$(5,057)	$(3,028)	$12,818	$(12,818)	$(3,028)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Month Periods Ended March 31, 2007 and March 31, 2006

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the three month period ended March 31, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non- Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$130,160	$358,629	$114,114	$(79,325)	$523,578	$104,326	$(28,333)	$599,571
Cost of sales	—	115,442	298,364	95,128	(79,325)	429,609	80,584	(28,333)	481,860
	—	14,718	60,265	18,986	—	93,969	23,742	—	117,711
Selling, general and administration expenses	—	10,360	29,885	4,605	—	44,850	10,819	—	55,669
Depreciation and amortization	—	3,898	16,879	4,266	—	25,043	5,101	61	30,205
Interest	—	21,581	30,031	(215)	—	51,397	(6,614)	—	44,783
Loss (income) from equity investments	10,732	(17,935)	(2,099)	—	(2,161)	(11,463)	—	11,463	—
Other expenses	—	1,831	159	137	—	2,127	(62)	—	2,065
(Loss) income before income taxes and non-controlling interest	(10,732)	(5,017)	(14,590)	10,193	2,161	(17,985)	14,498	(11,524)	(15,011)
Income taxes	—	(6,996)	(1,879)	1,622	—	(7,253)	1,160	(15)	(6,108)
Non controlling interest	—	—	—	—	—	—	—	1,829	1,829
Net (loss) income	$(10,732)	$1,979	$(12,711)	$8,571	$2,161	$(10,732)	$13,338	$(13,338)	$(10,732)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Month Periods Ended March 31, 2007 and March 31, 2006
(In thousands of U.S. dollars)

Consolidating Balance Sheet
March 31, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsid- iaries	Guarantor Adjust- ments	Combined	Non- Guarantor Subsid- iaries	Adjust- ments	Consol- idated
Assets
Current assets:
Cash and cash equivalents	$—	$12,324	$839	$11,684	$—	$24,847	$18,335	$—	$43,182
Accounts receivable	—	50,960	65,060	73,137	—	189,157	87,416	—	276,573
Intercompany receivable	—	61,417	23,690	18,387	(92,129)	11,365	23,878	(35,243)	—
Inventories	—	60,952	146,069	64,092	—	271,113	64,647	—	335,760
Prepaid expenses	—	3,278	8,066	6,699	—	18,043	4,849	—	22,892
Current future income taxes	—	7,669	29,204	2,179	—	39,052	6,634	—	45,686
	—	196,600	272,928	176,178	(92,129)	553,577	205,759	(35,243)	724,093
Property, plant and equipment	—	69,630	366,395	211,922	—	647,947	212,931	—	860,878
Goodwill	—	175,507	730,979	24,723	—	931,209	18,606	19,725	969,540
Intangible assets	—	227,203	247,008	10,861	—	485,072	9,986	5,038	500,096
Investments and advances	474,699	735,038	146,320	181,353	(855,695)	681,715	266,848	(948,563)	—
Other assets	—	22,076	10,493	268	—	32,837	593	—	33,430
Long-term future income taxes	—	—	—	—	—	—	18,139	—	18,139
	$474,699	$1,426,054	$1,774,123	$605,305	$(947,824)	$3,332,357	$732,862	$(959,043)	$3,106,176
Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness	$—	$—	$24,000	$—	$—	$24,000	$13,895	$—	$37,895
Trade payables and accrued expenses	1,347	79,749	159,614	53,721	—	294,431	69,842	2,431	366,704
Intercompany payable	—	24,420	77,815	14,982	(92,129)	25,088	10,155	(35,243)	—
Income taxes payable	—	9,838	10,044	2,829	—	22,711	5,315	—	28,026
Current future income taxes	—	—	—	209	—	209	1,264	—	1,473
Current portion of long-term debt	—	6,234	5,956	57	—	12,247	18,817	—	31,064
	1,347	120,241	277,429	71,798	(92,129)	378,686	119,288	(32,812)	465,162
Long-term debt	—	895,606	1,183,561	64,480	—	2,143,647	88,939	(380,862)	1,851,724
Long-term future income taxes	—	52,422	126,001	15,837	—	194,260	22,436	1,109	217,805
Long-term liabilities	—	3,638	15,339	8,704	—	27,681	13,138	—	40,819
	1,347	1,071,907	1,602,330	160,819	(92,129)	2,744,274	243,801	(412,565)	2,575,510
Non-controlling interest	—	—	—	—	—	—	—	38,081	38,081
Shareholder’s equity	473,352	354,147	171,793	444,486	(855,695)	588,083	489,061	(584,559)	492,585
	$474,699	$1,426,054	$1,774,123	$605,305	$(947,824)	$3,332,357	$732,862	$(959,043)	$3,106,176

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Month Periods Ended March 31, 2007 and March 31, 2006
(In thousands of U.S. dollars)

Consolidating Balance Sheet
December 31, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsid- iaries	Guarantor Adjust- ments	Combined	Non- Guarantor Subsid- iaries	Adjust- ments	Consoli- dated
Assets
Current assets:
Cash and cash equivalents	$—	$18,196	$2,971	$5,361	$—	$26,528	$20,895	$—	$47,423
Accounts receivable	—	47,522	57,504	64,898	—	169,924	77,746	—	247,670
Intercompany receivable	—	69,958	23,528	15,204	(98,911)	9,779	12,880	(22,659)	—
Inventories	—	62,429	157,908	68,387	—	288,724	62,814	—	351,538
Prepaid expenses	—	1,219	8,640	4,488	—	14,347	4,784	—	19,131
Current future income taxes	—	8,110	25,099	261	—	33,470	5,415	—	38,885
	—	207,434	275,650	158,599	(98,911)	542,772	184,534	(22,659)	704,647
Property, plant and equipment	—	70,880	373,118	212,885	—	656,883	216,693	—	873,576
Goodwill	—	175,484	730,979	24,701	—	931,164	18,591	19,725	969,480
Intangible assets	—	228,777	253,569	11,197	—	493,543	10,230	5,195	508,968
Investments and advances	485,365	712,219	154,156	179,023	(858,753)	672,010	269,187	(941,197)	—
Other assets	—	46,797	41,683	274	—	88,754	580	—	89,334
Long-term future income taxes	—	—	—	—	—	—	18,507	—	18,507
	$485,365	$1,441,591	$1,829,155	$586,679	$(957,664)	$3,385,126	$718,322	$(938,936)	$3,164,512
Liabilities and Shareholder's Equity
Current liabilities:
Bank indebtedness	$—	$—	$43,000	$—	$—	$43,000	$17,393	$—	$60,393
Trade payable and accrued expenses	1,352	71,908	157,477	48,890	—	279,627	64,055	—	343,682
Intercompany payable	—	22,118	76,155	14,616	(98,911)	13,978	8,681	(22,659)	—
Income taxes payable	—	10,351	8,927	2,632	—	21,910	4,999	—	26,909
Current future income taxes	—	—	—	405	—	405	1,224	—	1,629
Current portion of long-term debt	—	6,234	5,956	57	—	12,247	19,974	—	32,221
	1,352	110,611	291,515	66,600	(98,911)	371,167	116,326	(22,659)	464,834
Long-term debt	—	929,888	1,221,086	64,493	—	2,215,467	89,690	(381,599)	1,923,558
Long-term future income taxes	—	55,486	122,980	13,155	—	191,621	21,265	1,299	214,185
Long-term liabilities	—	4,635	14,841	8,670	—	28,146	12,935	—	41,081
	1,352	1,100,620	1,650,422	152,918	(98,911)	2,806,401	240,216	(402,959)	2,643,658
Non-controlling interest	—	—	—	—	—	—	—	36,841	36,841
Shareholder’s equity	484,013	340,971	178,733	433,761	(858,753)	578,725	478,106	(572,818)	484,013
	$485,365	$1,441,591	$1,829,155	$586,679	$(957,664)	$3,385,126	$718,322	$(938,936)	$3,164,512

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Month Periods Ended March 31, 2007 and March 31, 2006
(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows
For the three month period ended March 31, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsi- diaries	Guarantor Canadian Adjust- ments	Combined	Non- Guarantor Subsid- iaries	Adjust- ments	Consoli- dated
Cash provided by (used in):
Operating activities:
Net (loss) income	$(3,028)	$4,357	$(7,378)	$8,078	$(5,057)	$(3,028)	$12,818	$(12,818)	$(3,028)
Items not involving cash:
Depreciation and amortization	—	3,550	17,110	4,737	—	25,397	5,997	157	31,551
Non-cash interest expense	—	1,220	1,294	—	—	2,514	—	—	2,514
Loss on sale of property, plant and equipment	—	108	599	12	—	719	3	—	722
Loss (income) from equity investments	3,028	(17,381)	(2,431)	—	5,057	(11,727)	—	11,727	—
Share based awards	—	26	692	27	—	745	39	—	784
Future income taxes	—	(2,541)	(3,537)	902	—	(5,176)	(163)	(191)	(5,530)
Pension and post retirement expense (income) and funding, net	—	—	277	(2)	—	275	—	—	275
Unrealized foreign exchange on long-term liabilities	—	—	—	(20)	—	(20)	211	—	191
Non-controlling interest	—	—	—	—	—	—	—	1,125	1,125
Change in non-cash operating working capital:
Accounts receivable	—	(3,439)	(7,556)	(8,239)	—	(19,234)	(9,669)	—	(28,903)
Inventories	—	1,477	11,839	4,295	—	17,611	(1,833)	—	15,778
Income taxes payable	—	(678)	1,119	(37)	—	404	839	—	1,243
Prepaid expenses	—	(2,060)	574	(2,211)	—	(3,697)	(63)	—	(3,760)
Accounts payable and accrued liabilities	(5)	9,130	2,357	4,834	—	16,316	5,932	—	22,248
Intercompany receivable	—	4,702	(162)	(3,183)	(2,758)	(1,401)	(10,998)	12,399	—
Intercompany payable	—	6,142	1,660	365	2,758	10,925	1,474	(12,399)	—
	(5)	4,613	16,457	9,558	—	30,623	4,587	—	35,210
Financing activities
Change in bank and other indebtedness	—	—	(18,998)	—	—	(18,998)	(3,500)	—	(22,498)
Repayment of long-term debt	—	(1,555)	(1,495)	(14)	—	(3,064)	(1,908)	737	(4,235)
	—	(1,555)	(20,493)	(14)	—	(22,062)	(5,408)	737	(26,733)
Investing activities
Proceeds from sale of property, plant and equipment	—	—	85	—	—	85	—	—	85
Additions to property, plant and equipment	—	(597)	(4,510)	(1,935)	—	(7,042)	(1,857)	—	(8,899)
Investments and advances	3,432	(3,215)	6,329	(2,663)	(3,803)	80	657	(737)	—
Other investing activities	—	(3,091)	—	2	—	(3,089)	42	—	(3,047)
	3,432	(6,903)	1,904	(4,596)	(3,803)	(9,966)	(1,158)	(737)	(11,861)
Net foreign currency translation adjustment	(3,427)	(2,028)	—	1,375	3,803	(277)	(580)	—	(857)
(Decrease) increase in cash and cash equivalents	—	(5,873)	(2,132)	6,323	—	(1,682)	(2,559)	—	(4,241)
Cash and cash equivalents, beginning of period	—	18,197	2,971	5,361	—	26,529	20,894	—	47,423
Cash and cash equivalents, end of period	$—	$12,324	$839	$11,684	$—	$24,847	$18,335	$—	$43,182

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Month Periods Ended March 31, 2007 and March 31, 2006
(In thousands of U.S. dollars)

Consolidating Statement of Cash Flows
For the three month period ended March 31, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsid- iaries	Guarantor Adjust- ments	Combined	Non- Guarantor Subsid- iaries	Adjust- ments	Consoli- dated
Cash provided by (used in):
Operating activities:
Net (loss) income	$(10,732)	$1,979	$(12,711)	$8,571	$2,161	$(10,732)	$13,338	$(13,338)	$(10,732)
Items not involving cash:
Depreciation and amortization	—	3,898	16,879	4,266	—	25,043	5,101	61	30,205
Amortization of financing fees	—	999	1,005	—	—	2,004	—	—	2,004
Loss on sale of property, plant and equipment	—	—	159	137	—	296	17	—	313
Loss (income) from equity investments	10,732	(17,935)	(2,099)	—	(2,161)	(11,463)	—	11,463	—
Share based awards	—	181	691	39	—	911	57	—	968
Future income taxes	—	(6,726)	(707)	153	—	(7,280)	327	(15)	(6,968)
Pension and post-retirement expense and funding, net	—	—	192	(44)	—	148	9	—	157
Non-controlling interest	—	—	—	—	—	—	—	1,829	1,829
Change in non-cash operating working capital:
Accounts receivable	—	(526)	(15,184)	(8,152)	—	(23,862)	(5,555)	—	(29,417)
Inventories	—	3,876	4,341	2,517	—	10,734	(3,089)	—	7,645
Income taxes payable	—	(491)	2,988	(3,213)	—	(716)	(454)	—	(1,170)
Prepaid expenses	—	(1,857)	1,381	(2,445)	—	(2,921)	1,647	—	(1,274)
Accounts payable and accrued liabilities	—	10,873	(10,529)	502	—	846	4,764	—	5,610
Intercompany receivable	—	3,733	8,211	(3,752)	(6,261)	1,931	(722)	(1,209)	—
Intercompany payable	—	(5,302)	11,497	(11,725)	6,261	731	(1,940)	1,209	—
	—	(7,298)	6,114	(13,146)	—	(14,330)	13,500	—	(830)
Financing activities
Change in bank and other indebtedness	—	1,999	9,000	—	—	10,999	1,992	—	12,991
Proceeds from issuance of long-term debt	—	—	—	—	—	—	473	—	473
Repayment of long-term debt	—	(1,557)	(1,484)	—	—	(3,041)	(5,135)	—	(8,176)
Change in other long-term liabilities	—	359	—	—	—	359	—	—	359
	—	801	7,516	—	—	8,317	(2,670)	—	5,647
Investing activities
Proceeds from sale of property, plant and equipment	—	—	211	3,849	—	4,060	10	—	4,070
Additions to property, plant and equipment	—	(1,293)	(5,525)	(1,338)	—	(8,156)	(3,153)	—	(11,309)
Investments and advances	—	1,676	(763)	4,057	—	4,970	(4,970)	—	—
Other investing activities	—	(2,896)	(2,419)	3,051	—	(2,264)	(766)	—	(3,030)
	—	(2,513)	(8,496)	9,619	—	(1,390)	(8,879)	—	(10,269)
Net foreign currency translation adjustment	—	(1,940)	(901)	892	—	(1,949)	(1,400)	—	(3,349)
(Decrease) increase in cash and cash equivalents	—	(10,950)	4,233	(2,635)	—	(9,352)	551	—	(8,801)
Cash and cash equivalents, beginning of period	—	11,495	4,188	8,724	—	24,407	23,052	—	47,459
Cash and cash equivalents, end of period	$—	$545	$8,421	$6,089	$—	$15,055	$23,603	$—	$38,658